MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

November 2, 2004

3.	News Release

A press release dated November 2, 2004, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on November 2, 2004 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On November 2, 2004, TransGlobe announced its financial and operating results for the three and nine months ended September 30, 2004. All dollar values are expressed in United States dollars unless otherwise stated. Conversion of natural gas to oil is made on the basis of 6,000 cubic feet of natural gas being equivalent to one barrel of crude oil.

Highlights

• Record average sales volumes of 3,918 Boepd and record average production volumes of 4,303 Boepd in Q3
• October production volumes averaged in excess of 4,500 Boepd
• Block 32, Republic of Yemen (13.81% Working Interest)
- Tasour #13 completed at 2,240 Bopd (309 to TransGlobe)
- Tasour #14 completed at 2,820 Bopd (389 Bopd to TransGlobe)
• Block S-1, Republic of Yemen (25% Working Interest)
- Development oil wells completed at An Nagyah #9, #10 and #11
- Trucking production increased to approximately 5,000 Bopd (1,250 Bopd to TransGlobe) in October
- Facilities and pipeline project commissioning expected June 2005
• Canada
- Drilled seven gas wells in Q3 at Cynthia, Gadsby, Twining and Nevis – 100% successful
• Q3 cash flow from operations of $4,363,000 and net income of $2,541,000

5.	Full Description of Material Change

See the attached press release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

November 2, 2004

News From...	Suite 2900, 330 – 5th Avenue, S.W. Calgary, Alberta, Canada T2P 0L4 Tel: [403] 264 9888 Fax: [403] 264-9898 E-mail: trglobe@trans-globe.com Website: http://www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION

THIRD INTERIM REPORT
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2004
TSX: “TGL” & AMEX: “TGA”

Calgary, Alberta, Tuesday, November 2, 2004 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and nine months ended September 30, 2004. All dollar values are expressed in United States dollars unless otherwise stated. Conversion of natural gas to oil is made on the basis of 6,000 cubic feet of natural gas being equivalent to one barrel of crude oil.

HIGHLIGHTS

• Record average sales volumes of 3,918 Boepd and record average production volumes of 4,303 Boepd in Q3
• October production volumes averaged in excess of 4,500 Boepd
• Block 32, Republic of Yemen (13.81% Working Interest)
      - Tasour #13 completed at 2,240 Bopd (309 Bopd to TransGlobe)
      - Tasour #14 completed at 2,820 Bopd (389 Bopd to TransGlobe)
• Block S-1, Republic of Yemen (25% Working Interest)
      - Development oil wells completed at An Nagyah #9, #10 and #11
      - Trucking production increased to approximately 5,000 Bopd (1,250 Bopd to TransGlobe) in October
      - Facilities and pipeline project commissioning expected June 2005
• Canada
      - Drilled seven gas wells in Q3 at Cynthia, Gadsby, Twining and Nevis – 100% successful
• Q3 cash flow from operations of $4,363,000 and net income of $2,541,000

OUTLOOK

Total Company production in October is in excess of 4,500 Boepd due to increased trucking volumes from An Nagyah on Block S-1 in Yemen and the addition of new wells in Canada and Block 32. The Company’s 2004 exit production rate is now expected to be over 5,000 Boepd. The Block S-1 development and the new Canadian production is expected to increase the Company’s total production to approximately 6,000 Boepd by mid-2005.

On the financial front, cash flow from operations and net income are higher on both the three and nine month comparisons to the same period in 2003. The cash flow from operations and net income would have been even higher if the full Block S-1 production had been sold in the third quarter. There were no scheduled tanker liftings for Block S-1 production in August, September and October which resulted in an increase in oil inventory. The inventory at September 30 was approximately 38,000 barrels (net TransGlobe barrels after subtracting the Yemen government’s production sharing oil). Vintage and TransGlobe are working on a new marketing arrangement to allow for more regular tanker liftings and thereby reduce significant oil inventories in the future. Total consolidated sales volumes averaged 3,918 Boepd in Q3 whereas total consolidated production volumes averaged 4,303 Boepd with the difference being an increase to inventory booked on Block S-1.

FINANCIAL AND OPERATING UPDATE

(Expressed in thousands of U.S. Dollars)
	Three Months Ended Sept. 30			Nine Months Ended Sept. 30
Financial	2004	2003	Change	2004	2003	Change
Oil and gas revenue, net of royalties	8,227	4,159	98%	19,874	12,673	57%
Operating expense	1,772	828	114%	4,251	2,585	64%
General and administrative expense	605	168	260%	1,842	783	135%
Depletion, depreciation and
accretion expense	2,601	1,902	37%	6,149	4,961	24%
Income taxes	416	929	(55)%	2,195	1,796	22%
Cash flow from operations	4,363	2,193	99%	10,999	7,453	48%
Basic and diluted per share	0.08	0.04		0.20	0.14
Net income	2,541	291	773%	5,151	2,492	107%
Basic per share	0.05	0.01		0.10	0.05
Diluted per share	0.04	0.01		0.09	0.05
Capital expenditures	7,641	3,445	122%	15,292	10,219	50%
Working capital				(1,203)	2,137	(156)%
Common shares outstanding
Basic (weighted average)				54,081	51,949	4%
Diluted (weighted average)				56,376	53,091	6%

Sales volumes
Oil and liquids (Bopd)	3,274	2,514	30%	2,818	2,400	17%
Average price ($ per barrel)	38.56	27.97	38%	35.24	27.79	27%
Gas (Mcfpd)	3,865	1,105	250%	2,666	1,030	159%
Average price ($ per Mcf)	4.92	5.24	(6)%	5.05	5.47	(8)%
Total (Boed) (6 : 1)	3,918	2,698	45%	3,263	2,572	27%
Operating expense ($ per Boe)	4.91	3.34	47%	4.75	3.68	29%

EXPLORATION UPDATE

Block 32, Republic of Yemen (13.81087% working interest)

The Tasour #13 step-out appraisal well was drilled on the western flank of the Tasour field. The Tasour #13 well was put on production with initial production of 2,240 barrels of oil per day (309 barrels of oil per day to TransGlobe) and 5,740 barrels of water per day.

Subsequent to the third quarter, the drilling rig was moved to Tasour #14, one of several development locations within the western field extension defined by Tasour #13. The Tasour #14 well was drilled approximately 900 m east of Tasour #13. Tasour #14 was put on production with initial production of 2,820 barrels of oil per day (389 barrels of oil per day to TransGlobe) and 1,330 barrels of water per day.

Following Tasour #14, the drilling rig went to an adjacent non-owned block as per the terms of the rig sharing contract with Block 53. It is anticipated that the drilling rig will return to Block 32 early in 2005 to commence drilling on the potential eastern extension of the Tasour field in addition to several development/appraisal wells planned in 2005.

The oil production from the Tasour Field is expected to average approximately 18,000 Bopd during the fourth quarter of 2004, of which TransGlobe’s working interest share is approximately 2,486 Bopd.

Block S-1, Republic of Yemen (25% working interest)

During the quarter, three producing oil wells (An Nagyah #9, #10 and #11) and one exploratory dry hole (Al Hareth #1) were drilled.

The An Nagyah #9 well was drilled to a total depth of 1,146 meters and was completed as an Upper Lam oil well after flowing at a stabilised rate of 530 barrels of light (43 degree API) oil per day. The An Nagyah #9 well encountered a 20 meter oil bearing interval in the Upper Lam sandstones.

The An Nagyah #10 well was drilled to a total depth of 1,144 meters and was completed as an Upper Lam oil well, flowing at a stabilized rate of 1,547 barrels of light (43 degree API) oil per day. The An Nagyah #10 well encountered a 33 meter oil bearing interval in the Upper Lam sandstones.

The An Nagyah #11 well was drilled to a total depth of 1,394 meters and was completed as an Upper Lam oil well. The An Nagyah #11 well was tested from a 164 meter horizontal Upper Lam sandstone section at a stabilised rate of 3,100 barrels of light (43 degree API) oil per day and 1.72 million cubic feet of natural gas per day on a 56/64 inch choke at 365 psi flowing pressure. No water was produced during the test period. This is the first horizontal well drilled in the An Nagyah field and the first Lam formation horizontal well in the Republic of Yemen.

The early production (trucking) facilities were installed at An Nagyah during the first quarter of 2004 with an initial capacity of 2,500 Bopd (625 Bopd to TransGlobe). Since commencing production in the second quarter of 2004, the trucking facilities have been steadily expanded to the current capacity of approximately 5,000 Bopd (1,250 Bopd to TransGlobe). With the addition of the horizontal well at An Nagyah #11, the current productive well capacity is approximately 8,000 Bopd which exceeds the capacity of the early production facilities. It is expected that the trucking facilities will be expanded to 6,000+ Bopd (1,500+ Bopd to TransGlobe) prior to the year end. The oil production is being trucked 18 miles to the Jannah Hunt facility where it enters the pipeline to the Ras Isa loading terminal on the Red Sea.

Trucking operations will be phased out following the construction of a central production facility (“CPF”) at An Nagyah and a 28 kilometer (18 mile) pipeline to the Jannah Hunt export pipeline. The pipeline and facilities are expected to be operational by mid 2005. The 10 inch pipeline is designed to allow an ultimate capacity of 80,000 Bopd so that future discoveries can be placed on stream quickly. The CPF is designed for an initial capacity of 10,000 to 12,000 Bopd (2,500 to 3,000 Bopd to TransGlobe), with expansion capabilities.

The drilling rig is currently at the An Nagyah #12 well located between the An Nagyah #5 and #4 wells. The An Nagyah #12 well will also be drilled horizontally with a planned horizontal section of 700 meters. Following An Nagyah #12, a well is planned to test a possible field extension on the southern edge of the An Nagyah field. This will be followed by an exploration well on a separate structure located nine kilometers southwest of the An Nagyah field. Additional development wells on An Nagyah and several exploration wells are planned for the 2005 drilling program.

In addition to the current drilling activities, a workover rig will be mobilized in the fourth quarter to workover the An Nagyah #2 well and complete the Harmel #2 appraisal well. The An Nagyah #2 well was the discovery well for the Lam oil reservoir and has been shut-in since testing was completed. Initial testing of An Nagyah #2 included tests in both the oil reservoir as well as the gas cap. The objective of the workover will be to seal off the gas cap perforations and complete the well as a producing oil well.

After An Nagyah #2 operations are complete, the workover rig will be moved to the Harmel #2 appraisal well to begin the completion operations. Harmel #2 was drilled in June 2004 to appraise the shallow oil reservoirs found in the discovery well, Harmel #1. The cores from Harmel #2 have been analyzed, and current plans encompass stimulating the supra-salt reservoirs in the Harmel #2 well and placing both Harmel wells on production. Production and test data obtained from the #1 and #2 wells will help to determine the commerciality of the medium gravity oil (22 degree API) discovery at Harmel. The Harmel structure identified on 3-D seismic could require 80 to 90 shallow wells (700 to 800 meters in depth) to be fully developed.

Block 72, Republic of Yemen (33% working interest)

DNO ASA (operator at 34%), TG Holdings Yemen Inc. (33%) and Ansan Wikfs (Hadramaut) Limited (33%) (“Block 72 Joint Venture Group”) were selected as the successful bidders for Block 72 in the Yemen International Bid Round for Exploration and Production of Hydrocarbons. TG Holdings Yemen Inc. is a wholly owned subsidiary of TransGlobe Energy Corporation. The ratification of the Block 72 Production Sharing Agreement by the Yemen parliament is expected before the end of 2004.

Block 72 encompasses 1,822 square kilometers (approximately 450,234 acres) and is located in the western Masila Basin adjacent to the billion barrel Canadian Nexen Masila Block. The Block 72 Joint Venture Group plans to carry out a seismic acquisition program and the drilling of two exploration wells during the first exploration period of thirty months. It is anticipated that seismic will be acquired during 2005, with drilling commencing in late 2005 or early 2006.

Nuqra Block 1, Arab Republic of Egypt (50% working interest, Operator)

As announced in the second quarter, TransGlobe Petroleum Egypt Inc. ("TransGlobe Egypt"), a wholly owned subsidiary of TransGlobe Energy Corporation, entered into a Farmout Agreement with Quadra Egypt Limited ("QEL"), a subsidiary of Quadra Resources Corp. headquartered in Calgary, and Rampex Petroleum International ("Rampex") headquartered in Cairo, Egypt. This agreement provides TransGlobe Egypt the opportunity to participate and earn a 50% working interest in the Nuqra Concession by paying 100% of the initial $6.0 million of expenditures in the Stage 1 and Stage 2 work programs. TransGlobe Egypt is the operator of the Nuqra Block.

The Nuqra Concession is located in Upper Egypt near the city of Luxor on the east bank of the Nile River. The concession encompasses over two-thirds of the Kom Ombo Basin, a rift basin analogous to the Gulf of Suez Basin, the Marib Basin in the Republic of Yemen, and the Muglad Basin in Sudan, all of which contain major reserves. The Nuqra Concession contains more than 30,000 square kilometers or 7,500,000 acres of exploration lands with 13 seismically defined leads identified from over 4,000 km of existing 2-D seismic. Seismic and well data have confirmed the existence of Jurassic and Cretaceous sediments and the presence of a petroleum system which could potentially hold significant oil reserves.

Mr. Mitchell Wren has joined the Company as General Manager of TransGlobe Petroleum Egypt Inc. in Cairo and is currently establishing the Cairo office. The proposed work program for the balance of 2004 and 2005 will consist of geological field studies, re-processing of existing 2-D seismic and field acquisition of additional 2-D seismic data. It is anticipated that exploration drilling will commence after 2005.

Canada

To date, the Company has drilled 15 wells (11.2 net wells) in 2004 resulting in 12 gas wells, 2 oil wells and 1 dry hole for an overall success rate of 93%. It is anticipated that Canadian production will increase to approximately 1,250 to 1,500 Boepd early in 2005 when the remainder of the 2004 wells are completed and pipeline connected. Production in the third quarter averaged 846 Boepd representing a 74% increase over the second quarter 2004 production. Production was partially curtailed by approximately 140 Boepd during the quarter due to natural gas compression capacity limitations at third party operated facilities in the Nevis and Twining areas. It is anticipated that additional compression will be installed by early 2005.

The majority of the Company’s Canadian 2005 drilling program is expected to commence in June 2005 after spring breakup. It is expected that drilling equipment and services will be available at better prices during the summer months. Traditionally, the winter months (December through April) are the busiest and most expensive time to conduct drilling operations in Canada. The Company plans to drill 10 to 15 wells in Canada during 2005. All the prospects are focused towards natural gas in Central Alberta. Successful wells could be on production quickly as these prospects are near existing infrastructure and can generally be accessed year round.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim financial statements for the three and nine months ended September 30, 2004 and 2003, the audited financial statements and MD&A for the year ended December 31, 2003 included in the Company’s annual report. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. All dollar values are expressed in U.S. dollars, unless otherwise stated. The calculations of barrels of oil equivalent (“Boe”) are based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

This Management’s Discussion and Analysis (MD&A) may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this interim report, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

SELECTED QUARTERLY FINANCIAL INFORMATION

	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30
($000’s, except per share amounts)	2004	2004	2004	2003	2003
Oil and gas sales, net of royalties	8,227	5,779	5,868	4,488	4,159

Cash flow from operations	4,363	2,749	3,887	1,894	2,193
Cash flow from operations per share
- Basic and diluted	0.08	0.05	0.07	0.04	0.04

Net income	2,541	447	2,163	3,414	291
Net income per share
- Basic	0.05	0.01	0.04	0.06	0.01
- Diluted	0.04	0.01	0.04	0.06	0.01

Total assets	44,478	38,798	35,753	35,601	29,212

Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital. We consider this a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable to similar measures used by other companies.

Cash flow from operations increased by $1,614,000 (59%) in Q3 compared to Q2-2004 mainly as a result of increased volumes from drilling success and increased commodity prices. Net income increased by $2,094,000 (468%) in Q3 compared to Q2-2004 mainly as a result of the above and the recognition of a future income tax recovery in Canada.

RESULTS OF OPERATIONS

Net income for the three months ended September 30, 2004 was $2,541,000 ($0.05 per basic share and $0.04 per diluted share) compared to a net income of $291,000 ($0.01 per share, basic and diluted) in the comparable period 2003. Cash flow from operations for the three months ended September 30, 2004 was $4,363,000 ($0.08 per share, basic and diluted) compared to $2,193,000 ($0.04 per share, basic and diluted) in the comparable period in 2003.

Net income increased 773% and cash flow from operations increased 99% in the three months ended September 30, 2004 compared to the same period in 2003. The following is a brief summary of the primary changes that occurred during Q3-2004 that will be discussed in more detail throughout this MD&A:

•      Sales volumes increased 45% in the three months ended September 30, 2004 compared to the same period 2003.

•      Commodity prices increased 31% in the three months ended September 30, 2004 compared to the same period 2003.

•      Future income tax recovery amounted to $1,160,000 in the three months ended September 30, 2004 without a corresponding amount in the same period in 2003.

•      Stock compensation expense amounted to $381,000 in the three months ended September 30, 2004 without a corresponding amount in the same period in 2003.

OPERATING RESULTS

Daily Sales Volumes, Working Interest Before Royalties

			Three Months Ended		Nine Months Ended
			September 30		September 30
			2004	2003	2004	2003
Yemen	- Oil	Bopd	3,072	2,456	2,661	2,348
Canada	- Oil and liquids	Bopd	202	58	157	52
	- Gas	Mcfpd	3,865	1,105	2,666	1,030
Barrels of oil equivalent (6 : 1)		Boepd	3,918	2,698	3,263	2,572

The Company has set an average production target of 3,600 Boed for 2004 representing a 37% increase over 2003.

Consolidated Net Operating Results

Net operating income is a non-GAAP measure. Management believes that net operating income is a useful supplemental measure to analyse operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Net operating income may not be comparable to similar measures used by other companies.

	Consolidated
	Nine Months Ended		Nine Months Ended
	September 30, 2004		September 30, 2003
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil and gas sales	30,948	34.62	19,840	28.25
Royalties	11,074	12.39	7,167	10.21
Operating expenses	4,251	4.75	2,585	3.68
Net operating income*	15,623	17.48	10,088	14.36

	Consolidated
	Three Months Ended		Three Months Ended
	September 30, 2004		September 30, 2003
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil and gas sales	13,380	37.12	7,021	28.29
Royalties	5,153	14.30	2,862	11.53
Operating expenses	1,772	4.91	828	3.34
Net operating income*	6,455	17.91	3,331	13.42

*
Net operating income amounts do not reflect Yemen income tax expense which is paid through oil allocations with the Ministry of Oil and Minerals (“MOM”) in the Republic of Yemen (Q3-2004 - $1,560,000, $4.33/Boe; Q3-2003, - $929,000, $3.74/Boe), (Q1, Q2 and Q3-2004 - $3,328,000, $3.72/Boe; Q1, Q2 and Q3-2003 - $1,796,000, $2.56/Boe).

Segmented Net Operating Results

In 2004 the Company operated in two geographic areas, segmented as the Republic of Yemen and Canada. MD&A will follow under each of these segments.

Republic of Yemen

	Nine Months Ended		Nine Months Ended
	September 30, 2004		September 30, 2003
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	25,810	35.40	17,844	27.84
Royalties	10,202	13.99	6,875	10.73
Operating expenses	3,269	4.48	2,143	3.34
Net operating income*	12,339	16.93	8,826	13.77

	Three Months Ended		Three Months Ended
	September 30, 2004		September 30, 2003
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	10,943	38.72	6,336	28.05
Royalties	4,743	16.79	2,776	12.29
Operating expenses	1,354	4.79	663	2.94
Net operating*	4,846	17.14	2,897	12.82

*
Net operating income amounts do not reflect Yemen income tax expense which is paid through oil allocations with the Ministry of Oil and Minerals (“MOM”) in the Republic of Yemen (Q3-2004 - $1,560,000, $4.33/Boe; Q3-2003, - $929,000, $3.74/Boe), (Q1, Q2 and Q3-2004 - $3,328,000, $3.72/Boe; Q1, Q2 and Q3-2003 - $1,796,000, $2.56/Boe).

 Net operating income in Yemen increased 40% in the nine months and 67% in the three months ended September 30, 2004 compared to the same periods of 2003 primarily as a result of the following:

•
Sales volumes increased 13% for the nine months and 25% for the three months ended September 30 compared to the same periods of 2003 primarily as a result of Block S-1 production commencing at the end of the first quarter 2004. During the third quarter sales volumes for Block S-1 and Block 32 were 522 Bopd and 2,550 Bopd, respectively. Production volumes for Block S-1 were higher than sales volumes, averaging 907 Bopd during the second quarter. The difference is carried in oil inventory of 61,790 barrels (38,571 barrels after the Yemen government’s production sharing oil).

•	Oil prices increased 27% for the nine months and 38% for the three months ended September 30 compared to the same periods of 2003.

•
Operating expenses on a Boe basis increased 34% for the nine months and 63% for the three months ended September 30 compared to the same periods of 2003, mainly as a result of the increased export pipeline tariff on Block 32 for all of 2004 and only part of 2003 following recovery of all historical costs in 2003. Block 32 operating expenses averaged $4.36 per barrel during the third quarter compared to $2.94 per barrel during the third quarter 2003. Also, Block S-1 has significantly higher operating costs during the initial trucking phase averaging $7.75 per barrel. This is a reflection of higher costs associated with trucking and higher fixed costs per Boe until volumes are increased when full scale production commences in 2005.

The Block 32 Production Sharing agreement allows for the recovery of operating costs and capital costs from oil production. Operating costs are recovered in the quarter expended. The capital costs are amortized over two years with 50% recovered in the quarter expended and the remaining 50% recovered in the first quarter of the following calendar year. The Company will receive a larger share of production in the first quarter of each year as 50% of the previous year’s historical costs are recovered. The amount of oil required to recover capital and operating costs will vary depending upon the prevailing oil prices. The Company received 38% of its working interest share of production (after royalty and tax) in the third quarter of 2004 compared to 65% in the first quarter of 2004. The Company expects to receive between 36% to 41% of its working interest share of production in the balance of the year depending upon production volumes, oil prices, operating costs and eligible capital expenditures.

The Block S-1 Production Sharing agreement allows for the recovery of operating costs and capital costs from oil production. Operating costs are recovered in the quarter expended. New capital costs are amortized over eight quarters with one eighth (12.5%) recovered each quarter. In addition to current ongoing investments, the Company will also recover eligible historical costs on a “last in, first out” basis. It is expected that the Company will receive maximum cost oil for the balance of 2004 and all of 2005. The amount of oil required to recover capital and operating costs will vary depending upon the prevailing oil prices, operating costs and the amount of new capital invested. It is expected that the Company will continue to receive 62.5% of its working interest share of production (net barrels, after royalty and tax) for the balance of 2004 and the year 2005.

Canada

	Nine Months Ended		Nine Months Ended
	September 30, 2004		September 30, 2003
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	757	36.54	244	26.97
Gas sales (6 : 1)	3,690	30.30	1,537	32.82
NGL sales	647	28.98	125	23.52
Other sales	44	-	90	-
	5,138	31.17	1,996	32.61
Royalties	872	5.29	292	4.77
Operating expense	982	5.96	442	7.23
Net operating income	3,284	19.92	1,262	20.61

	Three Months Ended		Three Months Ended
	September 30, 2004		September 30, 2003
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	364	39.50	86	26.10
Gas sales (6 : 1)	1,747	29.52	532	31.44
NGL sales	309	32.90	46	22.50
Other sales	17	-	21	-
	2,437	31.31	685	30.76
Royalties	410	5.27	86	3.86
Operating expense	418	5.37	165	7.41
Net operating income	1,609	20.67	434	19.49

Net operating income in Canada increased 271% in the three months ended September 30, 2004 compared to the same period of 2003 primarily as a result of the following:

•	Sales volumes increased 249% as a direct result of the 2003 and 2004 drilling programs.
•	Commodity prices increased 2% on a Boe basis.
•
Operating costs decreased 28% on a Boe basis as a result of wells drilled in 2003 and 2004 that were placed on production since Q3 2003, which have a lower operating cost than the previous wells on production.

GENERAL AND ADMINISTRATIVE EXPENSES (G&A)

	Nine Months Ended		Nine Months Ended
	September 30, 2004		September 30, 2003
($000’s, except Boe amounts)	$	$/Boe	$	$/Boe
G&A (gross)	2,490	2.79	1,167	1.66
Capitalized G&A	(533)	(0.60)	(347)	(0.49)
Overhead recoveries	(115)	(0.13)	(37)	(0.05)
G&A (net)	1,842	2.06	783	1.12

	Three Months Ended		Three Months Ended
	September 30, 2004		September 30, 2003
($000’s, except Boe amounts)	$	$/Boe	$	$/Boe
G&A (gross)	839	2.33	329	1.33
Capitalized G&A	(168)	(0.47)	(133)	(0.54)
Overhead recoveries	(66)	(0.18)	(28)	(0.11)
G&A (net)	605	1.68	168	0.68

General and administrative expenses increased 135% in the nine months and 260% in the three months ended September 30, 2004 compared to the same periods of 2003. On a Boe basis, general and administrative expenses increased 84% in the nine months and 147% in the three months ended September 30, 2004 compared to the same periods of 2003 as a result of:

•
Effective January 1, 2004 the Company adopted the new accounting standard of Canadian Institute of Chartered Accountants (“CICA”) section 3870, “Stock-based Compensation and Other Stock-based Payments”, retroactively without restatement of prior periods. This Canadian accounting standard requires the Company to record a compensation expense over the vesting period based on the fair value of options granted to employees and directors since January 1, 2002. Stock compensation expense is included in general and administrative expenses. Non-cash stock compensation expense amounted to $859,000 ($0.96/Boe) for the nine months and $381,000 ($1.06/Boe) for the three months ended September 30, 2004.

Based on stock option grants subsequent to January 1, 2002, it is expected that the effect of the compensation expense on 2004 earnings will be approximately $1.2 million with no effect on cash flow from operations.

DEPLETION, DEPRECIATION AND ACCRETION EXPENSE (DD&A)

	Nine Months Ended		Nine Months Ended
	September 30, 2004		September 30, 2003
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Republic of Yemen	4,771	6.54	4,491	7.01
Canada	1,378	8.36	470	7.68
	6,149	6.88	4,961	7.06

	Three Months Ended		Three Months Ended
	September 30, 2004		September 30, 2003
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Republic of Yemen	2,099	7.43	1,691	7.49
Canada	502	6.45	211	9.48
	2,601	7.22	1,902	7.66

In Yemen, unproven properties in the amount of $5.5 million were excluded from costs subject to depletion and depreciation. This represents a portion of the costs incurred in Block S-1. These costs will be included in the depletable base as Block S-1 is developed or as impairment is determined.

In Yemen, DD&A on a Boe basis decreased 7% in the nine months and 1% in the three months ended September 30, 2004 compared to the same period of 2003 primarily as a result of an increase in Yemen proved reserves that lowered the depletion rate in 2004.

In Canada, DD&A on a Boe basis decreased 32% in the three months ended September 30, 2004 compared to the same period of 2003 primarily as a result of an increase in Canadian proven reserves that lowered the depletion rate for the three months ended September 30, 2004. DD&A on a Boe basis increased 9% in the nine months ended September 30, 2004 compared to the same period of 2003 primarily as a result of an increase in Canadian production which increased the depletion rate for the nine months ended September 30, 2004.

INCOME TAXES

Current income tax expense in Q3-2004 of $1,576,000 represents income taxes of $1,560,000 (Q3-2003 - $929,000) incurred and paid under the laws of the Republic of Yemen pursuant to the PSA on Block 32 and Block S-1 and $16,000 paid in Canada. The increase in Yemen is primarily the result of the following:

•	Increased volumes mainly as a result of production start up on Block S-1.
•	Increase in oil prices.
•
An increase in the Yemen government’s share of production sharing oil on Block 32 as a result of recovery of all historical costs during Q2-2003. The Yemen government’s share of production sharing oil includes royalties and taxes.

In Q3-2004, the Company recognized $1,535,000 of the $1,687,000 (adjusted for foreign exchange) unrecognized future tax benefits in Canada outstanding at June 30, 2004 as a direct result of the successful Canadian drilling program carried out in 2004 and increased commodity prices. The Company has unrecognized future tax benefits in Canada in the amount of $152,000 which may be recognized in the future with continued drilling successes in Canada.

CAPITAL EXPENDITURES/DISPOSITIONS

Capital Expenditures

	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
($000’s)	2004	2003	2004	2003
Republic of Yemen	3,175	1,812	7,376	7,303
Canada	3,757	1,633	7,207	2,916
Arab Republic of Egypt	709	-	709	-
Total capital expenditures	7,641	3,445	15,292	10,219

Capital expenditures in 2004 are mainly comprised of the following:

Block 32, Yemen ($2,189,000)

•	3-D seismic program at Tasour, Tasour facility upgrades, drilling two wells at Tasour.

Block S-1, Yemen ($5,153,000)

•	Drilling and completing of seven wells at An Nagyah, drilling one well at Harmel, drilling one well at Al Hareth and costs associated with commercial development of An Nagyah.

Other, Yemen ($34,000)

•	Mainly costs associated with obtaining Block 72 in Yemen.

Nuqra Block 1, Egypt ($709,000)

•	Costs associated with acquiring the Block.

Canada ($7,207,000)

•	Costs mainly related to the drilling of twelve wells, tie-in of four of these wells plus the tie-in of two wells drilled in prior years as part of the 2004 exploration and development program.
•	Other costs related to oil and gas lease acquisitions for future drilling associated with the 2004 and 2005 exploration and development programs.

OUTSTANDING SHARE DATA

Common shares issued and outstanding as at September 30, 2004 are 54,096,439.

LIQUIDITY AND CAPITAL RESOURCES

Funding for the Company’s capital expenditures in the third quarter of 2004 was provided by cash flow from operations and working capital.

At September 30, 2004 the Company had a working capital deficiency of $1,203,000, zero debt and a revolving credit facility of $3,963,000, an acquisition/development credit facility of $1,585,000 and a letter of credit facility of $2,000,000.

The Company expects to fund the balance of its 2004 exploration and development program (remaining budget of $11 million firm and contingent) through the use of working capital, cash flow, debt and possible equity financing. The use of our credit facilities during 2004 and 2005 is expected to remain within conservative guidelines of a debt to cash flow ratio of less than 1:1. The Company is currently negotiating a new increased revolving credit facility which is expected to be finalized in November 2004.

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

	Three Months	Twelve Months
($000’s)	2004	2005	2006	2007

Office and equipment leases	$ 39	$ 146	$ 147	$ 49

In June 2004, the Company entered into a one year fixed price contract to sell 10,000 barrels of oil per month in Block 32 commencing July 1, 2004 at $33.90 per barrel for Dated Brent plus or minus the Yemen Government’s official selling price differential.

In February 2004, the Company entered into a contract to sell 1,500 gigajoules (GJ) per day (approximately 1,500 Mcfpd) of natural gas in Canada from April 1 to October 31, 2004 for Cdn$5.795/GJ which is now expired.

In December 2003, the Company issued flow through shares with terms providing that the Company renounce Canadian tax deductions in the amount of Cdn$3,000,000 to subscribers with the entire amount to be expended by the Company by December 31, 2004. As at September 30, 2004 the Company has fulfilled this expenditure commitment.

Pursuant to the Company’s farm-in agreement on the Nuqra Concession in Egypt, the Company is committed to spend $6 million over the next 5 years to earn its 50% working interest. As part of this commitment the Company issued a $2 million letter of credit on July 8, 2004 to Ganoub El Wadi Holding Petroleum Company which expires on February 14, 2007. This letter of credit is secured by a guarantee granted by Export Development Canada.

Consolidated Statements Of Income and Deficit

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2004	2003	2004	2003
		(Restated		(Restated
		Notes 2 and 3)		Notes 2 and 3)
REVENUE
Oil and gas sales net of royalties	$8,227	$4,159	$19,874	$12,673
Other income	6	4	9	10
	8,233	4,163	19,883	12,683

EXPENSES
Operating	1,772	828	4,251	2,585
General and administrative	605	168	1,842	783
Foreign exchange (gain) loss	277	45	274	66
Interest	21	-	21	-
Depletion, depreciation and accretion	2,601	1,902	6,149	4,961
	5,276	2,943	12,537	8,395

Net income before income taxes	2,957	1,220	7,346	4,288
Income taxes
Current	1,576	929	3,355	1,796
Future	(1,160)	-	(1,160)	-
NET INCOME	2,541	291	5,151	2,492
Deficit, beginning of period	(3,994)	(10,025)	(6,393)	(12,298)
Retroactive application of changes in
accounting policies (Notes 2 and 3)	-	-	(211)	72
Deficit, beginning of period, as restated	(3,994)	(10,025)	(6,604)	(12,226)
DEFICIT, END OF PERIOD	$(1,453)	$(9,734)	$(1,453)	$(9,734)
Net income per share: (Note 5)
Basic	$0.05	$0.01	$0.10	$0.05
Diluted	$0.04	$0.01	$0.09	$0.05

Consolidated Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

	September 30,	December 31,
	2004	2003
		(Restated
		Notes 2 and 3)
ASSETS
Current
Cash and cash equivalents	$1,455	$4,452
Accounts receivable	3,282	2,383
Oil inventory	943	-
Prepaid expenses	108	161
	5,788	6,996
Property and equipment
Republic of Yemen	20,703	18,563
Canada	14,546	8,470
Arab Republic of Egypt	709	-
	35,958	27,033
Future income tax asset	2,732	1,572
	$44,478	$35,601

LIABILITIES
Current
Accounts payable and accrued liabilities	$6,991	$4,459
Asset retirement obligations (Note 3)	715	467
	7,706	4,926

SHAREHOLDERS’ EQUITY
Share capital (Note 4)	37,083	36,996
Contributed surplus (Note 2)	1,142	-
Deficit (Notes 2 and 3)	(1,453)	(6,321)
	36,772	30,675
	$44,478	$35,601

Consolidated Statements Of Cash Flows

(Unaudited - Expressed in thousands of U.S. Dollars )

	Three Months			Nine Months Ended
	Ended September 30			September 30
		2004	2003	2004	2003
CASH FLOWS RELATED TO THE			(Restated Notes		(Restated
FOLLOWING ACTIVITIES:			2 and 3)		Notes 2 and 3)

OPERATING
Net income		$2,541	$291	$5,151	$2,492
Adjustments for
Depletion, depreciation and accretion		2,601	1,902	6,149	4,961
Future income taxes		(1,160)	-	(1,160)	-
Stock-based compensation (Note 2)		381	-	859	-
Cash flow from operations		4,363	2,193	10,999	7,453
Change in non-cash working capital		(632)	502	(2,208)	2,582
		3,731	2,695	8,791	10,035

FINANCING
Issue of Common shares		-	-	87	196
Repurchase of Common shares		-	-	-	(41)
Change in non-cash working capital		10	-	10	-
		10	-	97	155

INVESTING
Exploration and development expenditures
Republic of Yemen		(3,175)	(1,812)	(7,376)	(7,303)
Canada		(3,757)	(1,633)	(7,207)	(2,916)
Arab Republic of Egypt		(709)	-	(709)	-
Changes in non-cash working capital		1,981	1,139	3,407	1,366
		(5,660)	(2,306)	(11,885)	(8,853)

NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS		(1,919)	389	(2,997)	1,337
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD		3,374	3,543	4,452	2,595
CASH AND CASH EQUIVALENTS,
END OF PERIOD		$1,455	$3,932	$1,455	$3,932

Supplemental Disclosure:
Cash interest paid	$	$ 21	$-	$21	$-
Cash taxes paid		$1,576	$929	$3,355	$1,796

Notes To The Consolidated Financial Statements

(Unaudited)

1.	Basis of presentation

The interim consolidated financial statements of TransGlobe Energy Corporation (“TransGlobe” or the “Company”) for the three and the nine month periods ended September 30, 2004 and 2003 have been prepared by management in accordance with accounting principles generally accepted in Canada on the same basis as the audited consolidated financial statements as at and for the year ended December 31, 2003, except as outlined in Note 2. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in TransGlobe’s annual report for the year ended December 31, 2003.

2.	Changes in accounting policies

(a)	Asset retirement obligations

Effective January 1, 2004 the Company retroactively adopted the Canadian Institute of Chartered Accountants (“CICA”) section 3110, “Asset Retirement Obligations”. The new recommendations require the recognition of the fair value of obligations associated with the retirement of tangible long-lived assets be recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion expense which is included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depletion and depreciation of the underlying asset. Note 3 discloses the impact of the adoption of CICA section 3110 on the financial statements.

(b)	Stock-based compensation

Effective January 1, 2004 the Company adopted the new accounting standard of CICA section 3870, “Stock-based Compensation and Other Stock-based Payments”, retroactively without restatement of prior periods. This Canadian accounting standard requires the Company to record a compensation expense over the vesting period based on the fair value of options granted to employees and directors since January 1, 2002. Stock compensation expense is included in general and administrative expenses. This change resulted in an increase to opening deficit of $283,000, an increase to opening contributed surplus of $283,000 and an expense of $859,000 for the nine months and $381,000 for the three months ended September 30, 2004.

(c)	Property and equipment - oil and gas

Effective January 1, 2004 the Company adopted Accounting Guideline 16, “Oil and Gas Accounting - Full Cost” (“AcG-16”), which replaces Accounting Guideline 5, “Full Cost Accounting in the Oil and Gas Industry”. AcG-16 modifies how the ceiling test is performed and is consistent with CICA section 3063, “Impairment of Long-lived Assets”. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre’s use and eventual disposition. If the carrying value is unrecoverable the cost centre is written down to its fair value. This approach incorporates risks and uncertainties in the expected future cash flows which are discounted using a risk free rate. The adoption of AcG-16 had no effect on the Company’s financial results.

(d)	Impairment of long-lived assets

Effective January 1, 2004 the Company adopted CICA section 3063, “Impairment of Long-lived Assets”, which had no effect on the consolidated financial statements.

3.	Asset retirement obligations

The Company retroactively adopted the new recommendations on the recognition of the obligations to retire long-lived tangible assets. The change was effective January 1, 2004 and the new accounting policy was applied retroactively. The impact was as follows:

Consolidated Balance Sheet - as at December 31, 2003

(000’s)	As Reported	Change	As Restated
Assets
Net property and equipment	$26,646	$387	$27,033
Liabilities and shareholders’ equity
Asset retirement obligations	-	467	467
Provision for site restoration and abandonment	153	(153)	-
Deficit	(6,393)	72	(6,321)

Consolidated Statement of Income and Deficit

	Nine Months Ended September 30, 2003
(000’s)	As Reported	Change	As Restated
Depletion, depreciation and accretion	$4,961	$-	$4,961
Net income	2,492	-	2,492

	Three Months Ended September 30, 2003
(000’s)	As Reported	Change	As Restated
Depletion, depreciation and accretion	$1,902	$-	$1,902
Net income	291	-	291

At September 30, 2004, the estimated total undiscounted amount required to settle the asset retirement obligations was $1,069,000. These obligations will be settled at the end of the useful lives of the underlying assets, which currently extend up to 10 years into the future. This amount has been discounted using a credit-adjusted risk-free interest rate of 6.5%.

Changes to asset retirement obligations were as follows:

Nine months
Ended
(000’s)	Sept. 30, 2004
Asset retirement obligations, December 31, 2003	$467
Liabilities incurred during period	223
Liabilities settled during period	-
Accretion	25
Asset retirement obligations, September 30, 2004	715

4. Share capital

The Company is authorized to issue an unlimited number of common shares with no par value.

Continuity of common shares
(000’s)	2004
	Shares	Amount
Balance, December 31, 2003	53,743	$36,996
Stock options exercised	353	87
Balance, September 30, 2004	54,096	$37,083

Continuity of stock options
		Weighted Average
		Exercise Price
(000’s, except per share amounts)	Number of Options	Per Share
Balance, December 31, 2003	2,759	$0.36
Granted	1,100	2.48
Exercised	(353)	0.24
Balance, September 30, 2004	3,506	$1.04

Stock-based compensation

The fair values of all stock options granted are estimated on the date of grant using the Black-Scholes option-pricing model. No stock options were granted during the three months ended September 30, 2004. The weighted average fair market value of stock options granted during the nine months ended September 30, 2004 and the assumptions used in their determination are as noted below:

Nine months
Ended
Sept. 30, 2004
Weighted average fair market value per option	$1.36
Risk-free interest rate (percent)	5.30
Expected life (years)	4.00
Volatility (percent)	66.64
Expected annual dividend per share	-

5. Per share amounts

The weighted average number of common shares and diluted common shares outstanding during the nine months ended September 30, 2004 was 54,081,000 (2003 – 51,949,000) and 56,376,000 (2003 – 53,091,000), respectively and during the three months ended September 30, 2004 was 54,096,000 (2003 - 52,285,000) and 56,392,000 (2003 - 53,686,000), respectively.

6. Segmented information

	Three Months		Nine Months
	Ended September 30		Ended September 30
(000’s)	2004	2003	2004	2003
		(Restated		(Restated
		Notes 2 and 3)		Notes 2 and 3)
Oil and gas sales, net of royalties
Republic of Yemen	$6,200	$3,560	$15,608	$10,969
Canada	2,027	599	4,266	1,704
	8,227	4,159	19,874	12,673
Operating expenses
Republic of Yemen	1,354	663	3,269	2,143
Canada	418	165	982	442
	1,772	828	4,251	2,585
Depletion, depreciation and accretion
Republic of Yemen	2,099	1,691	4,771	4,491
Canada	502	211	1,378	470
	2,601	1,902	6,149	4,961
Segmented operations	3,854	1,429	9,474	5,127
Other income	6	4	9	10
General and administrative	605	168	1,842	783
Interest	21	-	21	-
Foreign exchange (gain) loss	277	45	274	66
Income taxes	416	929	2,195	1,796
Net income	$2,541	$291	$5,151	$2,492

7. Commitments

In June 2004, the Company entered into a one year fixed price contract to sell 10,000 barrels of oil per month in Block 32 commencing July 1, 2004 at $33.90 per barrel for Dated Brent plus or minus the Yemen Government’s official selling price differential.

The above includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s/ Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson	Executive Offices:
President & C.E.O.	#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com